SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1. Telecom Argentina S.A. announces consolidated first quarter results for fiscal year 2018 (‘1Q18’)

FOR IMMEDIATE RELEASE

Market Cap P$241.5 billion

May 11th, 2018

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated first quarter results for fiscal year 2018 (‘1Q18’)*

Note: The merger between Telecom and Cablevisión was considered an inverse acquisition under IFRS 3 (Business Combinations), with Cablevisión being the surviving entity for accounting purposes. Therefore, for purposes of preparing the consolidated financial statements of Telecom Argentina as of March 31, 2018: i) the comparative figures as of December 31, 2017 and March 31, 2017 correspond to those that arise from the consolidated financial statements of Cablevisión at their respective dates; and ii) the corresponding information for the three-month period ended March 31, 2018, incorporates figures corresponding to Cablevisión, the effect of the application of Telecom Argentina’s method of acquisition at its fair value in accordance with IFRS 3 guidelines (see Financial Table No. 3) and the operations of Telecom Argentina as of January 1, 2018. On the other hand, in order to facilitate the understanding and analysis of the earnings evolution by its users, additional tables of the income statements are included, exposing on a pro forma basis, the comparative figures for 1Q17 as if the merger between Telecom and Cablevisión had been effective during that period. The variations of results vs. 1Q17 identified in this press release originate from the comparison with the aforementioned “pro forma” information (see Financial Tables No 6, No 7 and No 9).

▪     Consolidated Revenues amounted to P$30,698 million (+27.3% vs. 1Q17); of which Service Revenues amounted to P$28,503 million (+26.6% vs. 1Q17). Considering the breakdown of Service Revenues, Mobile Services amounted to P$10,945 million (+17.0% vs. 1Q17); Internet Services totaled P$7,153 million (+41.8% vs. 1Q17); while Cable TV Services, Fixed Telephony and Data Services amounted to P$6,666 million (+34.3% vs. 1Q17) and P$3,625 million (+26.2% vs. 1Q17), respectively.

▪     Mobile subscribers in Argentina totaled 19.5 million in 1Q18, while Cable TV subscribers and Broadband accesses totaled 3.5 million and 4.1 million, respectively.

▪     Mobile Internet revenues of Personal in Argentina increased 51.4% vs. 1Q17; reaching 58.5% participation in Service Revenues.

▪     Mobile ARPU of Personal in Argentina increased to P$160.8 per month in 1Q18 (+20.5% vs. 1Q17).

▪     Broadband ARPU amounted to P$577.6 per month in 1Q18 (+51.6% vs. 1Q17). Monthly churn of each product was approximately 1.5% in 1Q18.

▪     Cable TV ARPU increased to P$636.5 per month in 1Q18 (+37.4% vs. 1Q17).

▪     Consolidated Operating costs -including Depreciation and Amortization (“D&A”) and impairment of PP&E- totaled P$23,572 million (+20.1% vs. 1Q17).

▪     Operating Income before D&A amounted to P$11,793 million (+39.1% vs. 1Q17), 38.4% of consolidated revenues.

▪     Net Income amounted to P$3,481 million (+17.5% vs. 1Q17). Net Income attributable to the Controlling Company amounted to P$3,460 million (+17.4% vs. 1Q17), influenced by the growth in Operating Income before D&A and partially offset mostly by the impact of FX losses over financial results.

▪     Capex amounted to P$6,050 million in 1Q18, equivalent to 19.7% of Consolidated Revenues.

▪     Net Financial Debt Position amounted to P$32,181 million in 1Q18.

*Unaudited non financial data

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	As of March, 31
(in million P$, except where noted)**	2018	2017	Δ $	Δ %
Consolidated Revenues	30,698	24,124	6,574	27.3%
Operating Income before D&A	11,793	8,481	3,312	39.1%
Operating Income	7,126	4,495	2,631	58.5%
Net Income attributable to Controlling Company	3,460	2,946	514	17.4%
Shareholders’ equity attributable to Controlling Company	127,211	n.a.	-	-
Net Financial Position - (Debt) / Cash	(32,181)	n.a.	-	-
CAPEX (excluding spectrum)*	6,050	4,466	1,584	35.5%
Homes Passed (in thousand)	9,670	n.a.	-	-
Fixed lines in service (in thousand lines)	3,741	3,893	(152)	-3.9%
Mobile customers (in thousand)	21,865	22,836	(971)	-4.3%
Personal (Argentina)	18,924	19,253	(329)	-1.7%
Nextel (Argentina)	535	1,034	(499)	-48.3%
Núcleo (Paraguay) -including Wimax customers-	2,406	2,548	(142)	-5.6%
Broadband accesses (in thousand)	4,099	3,941	158	4.0%
Cable TV Suscribers (in thousand)	3,486	3,510	(24)	-0.7%
Argentina	3,345	3,368	(23)	-0.7%
Uruguay	142	143	(1)	-0.7%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	198.4	134.1	64.2	47.9%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$)	160.8	133.4	27.4	20.5%
Average Revenue per user (ARPU) Broadband (in P$)***	577.6	381.0	196.6	51.6%
Average Revenue per user (ARPU) Cable TV (in P$)	636.5	463.2	173.3	37.4%

*(Unaudited information - figures as of 1Q17 calculated as the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX)

**(Figures may not sum up due to rounding)

***(Calculated considering the average subscriber bases according to the billing criteria of each product)

Buenos Aires, May 11, 2018 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$3,481 million for the three month period ended March 31, 2018, or +17.5% when compared to 1Q17. Net income attributable to the Controlling Company amounted to P$3,460 million (+P$514 million or +17.4% vs. 1Q17).

	1Q18	1Q17	Δ $	Δ %
Consolidated Revenues (MMP$)	30,698	24,124	6,574	27.3%
Net Income attributable to Controlling Shareholder (MMP$)	3,460	2,946	514	17.4%
Earnings attributable to Controlling Shareholder per Share (P$)	1.6	1.4	0.2
Earnings attributable to Controlling Shareholder per ADR (P$)	8.0	-	1.2
Operating Income before D&A *	38.4%	35.2%
Operating Income *	23.2%	18.6%
Net Income*	11.3%	12.3%
*As a percentage of Consolidated Revenues

Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q18 and 1Q17

During 1Q18, Consolidated Revenues increased by 27.3% to P$30,698 million (+P$6,574 million vs. 1Q17), mainly driven by Internet Services, Mobile Services and Cable TV Services. Moreover, Operating Income amounted to P$7,126 million (+P$2,631 million or +58.5% vs. 1Q17).

Consolidated Operating Revenues

Mobile Services

As of March 31, 2018, mobile clients amounted to 21.9 million.

In 1Q18, service revenues represented P$10,945 million (+17.0% vs. 1Q17). The commercial strategy was focused on promoting the consumption of mobile internet services through an updated offer of plans suitable for all market segments.

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Mobile Services in Argentina

As of March 31, 2018, Personal’s subscribers in Argentina amounted to 18.9 million, where postpaid clients represented 36% of the subscriber base.

In 1Q18, service revenues of Personal in Argentina (excluding equipment sales) amounted to P$9,515 million (+17.3% vs. 1Q17), with 58.5% corresponding to mobile internet revenues (vs. 45.4% as in 1Q17), as mobile internet revenues amounted to P$5,567 million (+51.4% vs. 1Q17). In addition, equipment sales increased by 45.6% vs. 1Q17, reaching P$2,151 million, equivalent to 18.4% of total revenues of Personal in Argentina.

The average monthly revenue per user (“ARPU”) amounted to $160.8 during 1Q18 (+20.5% vs. 1Q17).

As of March 31, 2018, Nextel’s subscribers amounted to approximately 0.5 million, where postpaid clients represented 83% of the subscriber base and prepaid clients represented the remaining 17%.

Commercial Initiatives

During 1Q18, the Company continued with its differential offer for its mobile customers, which includes the use of the instant messaging application WhatsApp for free for 30 days even without credit, which enhances the value that this service has for customers’ communication.

Likewise, the Company’s offering of devices continues evolving with Personal Bipy Adults, and together with the Internet of Things (“IOT”). This release integrates a smart watch with GPS and the ability to make calls and send voice messages to predefined contacts, along with a smartphone application that allows to any responsible guardian to be permanently connected and assist the adult in case it is required. Personal Bipy Adults is part of a series of IOT launches, which began last year with the launch of Personal Bipy for children.

Mobile Services in Paraguay (‘Núcleo’)

As of March 31, 2018, Núcleo’s subscriber base amounted to approximately 2.4 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues that amounted to P$937 million during 1Q18 (+49.0% vs. 1Q17). Internet revenues amounted to P$406 million (+42.5% vs. 1Q17) representing 43.3% of 1Q18 service revenues (vs. 45.3% in 1Q17).

Cable TV Services

Cable TV service revenues amounted to P$6,666 million in 1Q18 (+34.3% vs. 1Q17). This increase was mainly explained by an up selling of value added services combined with price modifications. Total Cable TV subscribers totaled almost 3.5 million, while the Cable TV ARPU amounted to P$636.5 during 1Q18, rising +37.4% vs. 1Q17. Moreover, average monthly churn during 1Q18 remained at 1.3%.

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During the first months of the year, Cablevisión continued to add exclusive content to its on-demand content grid. Among the most outstanding are: series and documentaries by BBC Worldwide; the ‘Parecido’ web series, through an agreement with UN3TV; and ‘The Handmaid’s Tale’ entire series at the premiere of the first episode. On the other hand, the Cosquín Rock festival was broadcasted exclusively during the two days.

In addition, Cablevisión Flow, the innovative product that evolved the way of watching television and updated our offer in pay TV business, made the first platform upgrade in March, for both versions of the product (Box and App). The upgrade was focused optimizing the user experience in navigation and simplification, clarity, and accessibility to content. Furthermore, a YouTube widget was added to access from the interface. The second update of the platform will be made in the preview of the Russia 2018 World Cup. Cablevisión Flow subscribers in its Box version amounted to almost 0.8 million as of 1Q18, while Flow App subscribers totaled almost 0.3 million.

Fixed Telephony and Data Services

During 1Q18, revenues generated by fixed telephony and data services amounted to P$3.625 million in 1Q18, +26.2% vs. 1Q17. The increase in fixed telephony services was mainly explained by monthly fee price increases that came into effect for both corporate and residential fixed line customers, and additionally due to the bundled offer of packs that include voice and internet services (‘Arnet + Voz’), that aim to achieve higher levels of customer loyalty and churn reduction.

As a result, the average monthly revenue billed per user (“ARBU”) amounted to P$198.4 in 1Q18, +47.9% vs. 1Q17.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/U$S exchange rate and due to the increase in the number of clients, generated in a context that evidence the growing position of Telecom as an integrated ICT provider.

Additionally, as part of the actions of the corporate business, the Company was present at the 12th edition of Expoagro, presenting innovative solutions for the agricultural sector and offering fixed and mobile connectivity for exhibitors and visitors. Telecom designed a portfolio of products dedicated to provide the agribusiness with telemetry, management and monitoring and meteorology solutions.

Internet Services

Internet services revenues totaled P$7.153 million during 1Q18, +41.8% vs. 1Q17. As of March 31, 2018, total broadband accesses increased to almost 4.1 million (+4.0% vs. 1Q17). Additionally, broadband ARPU amounted to P$577.6 per month in 1Q18 (+51.6% vs. 1Q17). Moreover, the average monthly churn rate for the period was around 1.5% for each product. On the other hand, clients with service of 20Mb or higher currently represent 25% of the total customer base as of 1Q18.

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For fixed connectivity and content services, a suitable commercial offer was presented in March 2018, accompanied by a comprehensive campaign that included a 35% discount for 12 months in Cablevisión Flow + Fibertel with 100 megabytes of speed.

Consolidated Operating Costs

Consolidated Operating Costs totaled P$23,572 million in 1Q18, an increase of P$3,943 million, or +20.1% vs. 1Q17 (including D&A and impairment of PP&E). Continuing with the trend observed during the lasts quarters, this overall increase is below inflation levels and moreover Revenue growth, which allowed a significant increase in the Company’s Operating Income before D&A and to improve its margin. This was a result of a higher level of efficiency in the cost structure. Higher costs are mainly associated to the effect of higher revenues, a highly competitive environment in the mobile and Internet businesses, the impact of higher direct and indirect labor costs generated by the operations in Argentina, the increase in costs of services contracted with our suppliers, higher programming and content costs due to cost from the incorporation of broadcasting signals of football matches.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$5,217 million (+21.6% vs. 1Q17), mainly impacted by increases in salaries to unionized and non-unionized employees together with the associated social security contributions. Finally, total employees at the end of 1Q18 amounted to 26,768 (vs. 27.155 in 1Q17).

- Interconnection and transmission costs (including TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$931 million, -0.2% vs. 1Q17. This decrease is mostly due to lower transmission costs in the international bandwidth, offset by higher TLRD costs.

- Fees for services, maintenance, materials and supplies amounted to P$2,881 million (+18.2% vs. 1Q17), mainly due to greater fees for services, mostly related to call centers and to higher fees driven mostly by new Company projects and services linked to operational management in general. There were also higher technical maintenance costs and higher hardware and software maintenance costs due to the increase in prices and the higher level of activity.

- Taxes and fees with regulatory authorities amounted to P$2,469 million (+27.1% vs. 1Q17), impact that was predominantly associated to the increase in revenues.

- Commissions and advertising (Commissions paid to agents, prepaid card commissions and others) totaled P$1,709 million (+7.9% vs. 1Q17). The increase is mostly due to collections fees and higher advertising charges, offset by a decrease in CPP commissions and total commissions paid to commercial channels.

- Cost of handsets sold totaled P$1,525 million (+23.3% vs. 1Q17), this increase was for the most part a consequence of higher costs per unit due to the rise in participation of high-end devices.

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- Programming and content costs totaled P$2,145 million (+44.0% vs. 1Q17), largely due to the incorporation of the cost of signals to broadcast live football matches of the first division of the Argentine Football Association.

- Depreciation, amortization and impairment of PP&E amounted P$4,667 million (+17.1% vs. 1Q17). Depreciations of PP&E totaled P$3,676 million, amortizations of intangible assets amounted to P$935 million, while the losses of PP&E amounted to P$19 million and the impairment of PP&E P$37 million. The higher charge is mostly due to a greater amortization and depreciation of PP&E and intangibles, corresponding to higher values allocated to the aforementioned assets resulting from the acquisition method under IFRS 3.

- Other Costs totaled P$2,028 million (+17.3% vs. 1Q17), of which bad debt expenses amounted to P$613 million (+28.8% vs. 1Q17), and whose increase is mainly due to the impact generated by the application as of the FY2018 of IFRS 9, partially offset by greater efficiency in the delinquency management, as well as other operating costs that totaled P$1,415 million, increasing by 12.9% vs. 1Q17.

Net Financial Results

The Net Financial Results (including Financial Costs on Debt and Other Financial Results, net) showed a loss of P$2,306 million, compared with a loss of P$18 million in 1Q17. The result was mainly due to FX losses net of NDF of P$1,800 million (compared with a gain of P$555 million in 1Q17), mostly due to the depreciation of the peso during the 1Q18, followed by net interest losses of P$345 million (representing a greater loss of P$90 million vs. 1Q17), which are partially offset by gains on investments of P$192 million (that generated greater earnings of P$189 million vs. 1Q17).

Consolidated Net Financial Debt

As of March 31, 2018, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$32,181 million, increasing when compared to the consolidated net financial debt position as of December 31, 2017 (calculated as the sum of consolidated net financial debt positions of Telecom Argentina and Cablevisión, which was P$9,580 million).

Capital Expenditures

During 1Q18, the Company invested P$6,050 million, increasing approximately 18.5% from the sum of the parts of Telecom Argentina’s and Cablevisión’s CAPEX as of 1Q17, focusing on projects that maximize the network capacity and on the development of products and services that contribute to address the customers needs that today demand for connectivity and data availability. Likewise, significant investments have been made in the charging, billing and relationship systems with customers. In relative terms, Capex amounted to 19.7% of consolidated revenues.

in million of P$	1Q17	1Q18	$ Var
FX results	$ 555	-$ 1,800	-$ 2,355
Net Interests	-$ 255	-$ 345	-$ 90
Gains on investments	$ 3	$ 192	$ 189
Others	-$ 321	-$ 353	-$ 32
Total	-$ 18	-$ 2,306	-$ 2,288
Capex (In billion P$) *(Unaudited information -figures as of 1Q17 calculated as the sum of the parts of Telecom Argentina's and Cablevisión's CAPEX)

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Moreover, the quantity of Homes Passed through the network amounted to 9.7 million as of 1Q18.

In terms of infrastructure, the deployment of the 4G/LTE network continued throughout the country, reaching more than 1,225 cities, including all the capital cities of the provinces, reaching 10.5 million customers with 4G devices. In addition, through sustained investments, the Company continues to expand its service offerings in the interior of the country, in order to integrate several places into the national digitalization plan. In recent months, the company launched Cablevisión Digital, HD and Fibertel in various locations in the province of Buenos Aires, Córdoba and Santa Fe.

Relevant Matters

Distribution of dividends declared by Cablevisión

On January 8, 2018, Telecom Argentina, as a surviving company of Cablevisión S.A., paid cash dividends declared by Cablevisión on December 18, 2017 for P$4,077,790,056.

Distribution of dividends of Telecom Argentina

On January 31, 2018, the Board of Directors of Telecom Argentina approved:

1. the withdrawal of P$9,729,418,019 of the “Reserve for future cash dividends” of Telecom Argentina as of December 31, 2017, and its distribution as cash dividends in two installments: i) $ 2,863,000,000 on February 15, 2018 and ii) $ 6,866,418,019 on April 30, 2018, being the Board of Directors able to anticipate such payment if it deems appropriate in the future.

2. the distribution of P$5,640,728,444 as interim cash dividends in accordance with section 224, 2° paragraph of the General Corporations Law (“GCL”), corresponding to the net income (net and realized) for the period between January 1, 2017 and September 30, 2017, which arises from the Special Individual Financial Statements of Telecom Argentina as of September 30, 2017, which were paid on February 15, 2018; and

3. the distribution of P$4,502,777,155 as interim cash dividends in accordance with section 224, 2° paragraph of the GCL, corresponding to net income (net and realized) for the period between January 1, 2017 and September 30, 2017, which arises from Cablevisión’s Special Individual Financial Statements as of September 30, 2017 -company absorbed by Telecom Argentina- that were paid on February 15, 2018.

Other Relevant Matters

General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 25, 2018

The General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 25, 2018 resolved, among others, to:

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1. ratify the distribution of interim cash dividends in the amount of P$5,640,728,444, disposed by the Board of Directors on its meeting of January 31, 2018, based on the Special Individual Financial Statements of Telecom Argentina as of September 30, 2017, which were distributed on February 15, 2018;

2.  allocate the Retained Earnings of Telecom Argentina as of December 31, 2017, net of the P$5,640,728,444 distributed as anticipated dividends, that is to say P$1,989,254,041 to the constitution of the “Facultative Reserve for future Dividend Distributions”. In addition, it was resolved to delegate the powers into the Board of Directors of the Company so that it may determine the withdrawal, in one or more times, of an amount up to P$994,627,020 of the “Facultative Reserve for future Dividend Distributions” and distribute it to the shareholders as cash dividends, enabling such delegated powers to be exercised until December 31, 2018.

3. ratify the distribution of interim cash dividends in the amount of P$4,502,777,155 disposed by the Board of Directors on its meeting of January 31, 2018, based on the Special Individual Financial Statements of Cablevisión, which were distributed on February 15, 2018;

4. to allocate the Retained Earnings of Cablevisión as of December 31, 2017, net of the P$4,502,777,155 distributed as anticipated dividends, that is to say P$1,311,975,449, to the constitution of the ‘Facultative Reserve to maintain the level of investments in capital goods and the current level of the Company’s solvency’; and

5. ratify the advanced distribution of dividends for the amount of P$212,900,000, resolved by the Board of Directors of Sofora on its meeting of November 29, 2017, based on the Special Individual Financial Statements of the aforementioned company as of March 31, 2017, in accordance with section 224, subsection 2 of the GCL. These dividends were distributed by the Company for P$210 million on November 30, 2017; and P$3 million were paid on December 29, 2017 by Telecom Argentina as a surviving company.

General Ordinary Shareholders’ Meeting of Núcleo held on April 24, 2018

The General Ordinary Shareholders’ Meeting of Núcleo in its meeting held on April 24, 2018 approved the distribution of dividends totaling P$416 million, corresponding to Guaraníes 115,000 million converted at the exchange rate of the approval date (of which P$135 million correspond to minority shareholders), which will be paid in May 2018.

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Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services.

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Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure	As of May 11, 2018, Telecom Argentina has 2,168,909,384 shares issued and 2,153,688,011 shares outstanding.
Cablevisión Holding S.A. owns 18.75% of total capital stock directly and owns 20.06% of total capital stock indirectly through VLG Argentina LLC

For more information, please contact Investor Relations:

Solange Barthe Dennin	Luis F. Rial Ubago	Antonella Papaleo	Nahuel Monsalvo
(5411) 4968 3752	(5411) 4968 3718	(5411) 4968 6236	(5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

www.cablevisionfibertel.com.ar

www.nextel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies,  and currency transfer policy generally, the ‘pesification’ of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

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TELECOM ARGENTINA S.A.
Consolidated information
First Quarter - Fiscal Year 2018
(In million of Argentine pesos)

1-             Consolidated Balance Sheet

	03/31/18	12/31/17
Cash and cash equivalents	7,849	4,414
Financial Investments	3,133	110
Trade receivables	11,077	1,753
Other Receivables	2,355	828
Inventories	2,013	83
Total current assets	26,427	7,188
Financial Investments	2,703	-
Trade receivables	62	-
Goodwill	63,817	4,109
Property, plant and equipment (‘PP&E’)	86,632	22,080
Intangible assets	42,351	2,368
Other Receivables	1,142	531
Total non-current assets	196,707	29,088
TOTAL ASSETS	223,134	36,276
Trade payables	16,170	3,886
Financial debt	25,965	937
Salaries and social security payables	3,084	1,751
Taxes payables	6,904	1,858
Dividend Payable	-	4,078
Other liabilities	953	103
Provisions	413	-
Total current liabilities	53,489	12,613
Trade payables	107	-
Financial debt	19,901	9,907
Salaries and social security payables	135	-
Deferred income tax liabilities	16,582	266
Taxes payables	2	3
Other liabilities	827	134
Provisions	2,839	1,092
Total non-current liabilities	40,393	11,402
TOTAL LIABILITIES	93,882	24,015

Equity attributable to Controlling Company	127,211	11,694
Non-controlling interest	2,041	567
TOTAL EQUITY	129,252	12,261
TOTAL LIABILITIES AND EQUITY	223,134	36,276

2-             Consolidated Loans

	03/31/18	12/31/17
Bank overdrafts - principal	206	-
Banks loans - principal	20,910	52
Notes - principal	2,341	-
NDF	6	-
Accrued interest and related expenses	1,679	29
For purchase of equipment	819	852
Companies under Section 33 - Law 19,550 and related parties	4	4
Total Current Loans	25,965	937
For purchase of equipment	369	465
Notes - principal	10,075	9,325
Banks loans - principal	8,513	142
Accrued interest and related expenses	944	(25)
Total Non Current Loans	19,901	9,907
Total Loans	45,866	10,844

Cash and cash equivalents, and Financial Investments	13,685	4,524
Net Financial Position - Cash (Debt)	(32,181)	(6,320)

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2018

(In million of Argentine pesos)

3-    Effect of Business Combination - Conciliation of Assets, Liabilities and Equity

	Telecom (acquired Company) (1)	Adjustments on Income of Previous FY’s (2)	NIIF 3 Merger Effect (3)	Total indentifiable net assets, inc. as of 01.01.2018
ASSETS CURRENT ASSETS
Cash and cash equivalents	2,695	-	-	2,695
Trade receivables	8,467	184	(656)	7,995
Other current assets	6,371	-	32	6,403
Total current assets	17,533	184	-624	17,093
NON CURRENT ASSETS
Deferred income tax assets	624	-	(624)	-
Investments	4,298	(21)	1,139	5,416
Goodwill	-	-	59,653	59,653
Property, plant and equipment (‘PP&E’)	25,917	-	33,650	59,567
Intangible assets	6,888	(68)	31,464	38,284
Other non current assets	345	125	(125)	345
Total non currents assets	38,072	36	125,157	163,265
Total assets	55,605	220	124,533	180,358
LIABILITIES	-	-	-	-
CURRENT LIABILITIES
Total current liabilities	21,120	-	7	21,127
NON CURRENT LIABILITIES
Deferred income tax liabilities	-	92	16,023	16,115
Other non current liabilities	11,399	-	18	11,417
Total non current liabilities	11,399	92	16,041	27,532
Total Liabilities	32,519	92	16,048	48,659
EQUITY	-	-	-	-
Capital Stock - Outstanding Shares	969	-	(15)	954
Inflation Adjustment - Outstanding Shares	2,646	-	-	2,646
Capital Stock - Treasury Shares	15	-	-	15
Inflation Adjustment - Treasury Shares	42	-	-	42
Treasury shares acquisition cost	(461)	-	-	(461)
Merger Premium	-	-	109,469	109,469
Legal reserve	734	-	-	734
Special reserve for IFRS implementation	351	-	-	351
Voluntary reserve for investments in capital stock	461	-	-	461
Reserve for future cash dividend payments	9,730	-	-	9,730
Other comprehensive income	972	-	(972)	-
Cost of equity interest increase in controlled companies	(3)	-	3	-
Retained earnings	7,630	128	-	7,758
TOTAL EQUITY	23,086	128	108,485	131,699
TOTAL LIABILITIES AND EQUITY	55,605	220	124,533	180,358

(1) According to the consolidated financial statements of Telecom as of December 31, 2017, approved by the Board of Directors of the Company on March 7, 2018.

(2) Adjustment to results of previous fiscal year’s corresponding to Telecom Argentina for the application of IFRS 9 and IFRS 15 as of fiscal year 2018.

(3) Adjustments to the book value of Telecom in accordance with IFRS 3.

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information
First Quarter - Fiscal Year 2018
(In million of Argentine pesos)

4-	Consolidated Income Statements - as reported in FFSS
		03/31/18	03/31/17

	Revenues	30,698	9,433
	Consolidated Operating Costs	(23,572)	(6,585)
	Operating income	7,126	2,848

	Net Financial results and results of equity in earnings from associates	(2,263)	29

	Net income before income tax expense	4,863	2,877
	Income tax expense	(1,382)	(985)
	Net income	3,481	1,892

	Attributable to:
	Controlling Company	3,460	1,874
	Non-controlling interest	21	18

	Operating income before D&A	11,793	3,789
	As % of Revenues	38.4%	40.2%

	Net Financial results	03/31/18	03/31/17
	Financial expenses on debt
	Interest on debt	(534)	(159)
	Exchange differences on debt	(2,008)	305
	Financial discounts on debt	(25)	(2)
	Other financial expenses on debt	37	9
	Total financial expenses on debt	(2,530)	153
	Other financial results, net Interest and gains on investments	290	55
	Taxes and bank expenses	(354)	(116)
	Exchanges differences on cash and cash equivalents	411	(34)
	Exchanges differences from other items	(203)	(12)
	Financial discounts on assets, debts and diverse	(6)	(7)
	Results for operations with notes and bonds	192	(24)
	Results from changes on fair value of financial instruments	-	(21)
	Interest on provisions	(101)	(2)
	Quinquennial financial costs	(15)	-
	Others	10	(3)
	Total other financial results, net	224	(164)
		(2,306)	(18)

5-	Breakdown of the Income Statements - as reported in FFSS

		03/31/18	03/31/17
	REVENUES FROM SERVICES	28,503	9,317
	Mobile Services	10,945	633
	Internet Services	7,153	3,450
	Cable TV Services	6,666	4,962
	Fixed Telephony and Data Services	3,625	-
	Other revenues from services	114	272

	REVENUES FROM EQUIPMENT SALES	2,195	116

	REVENUES	30,698	9,433

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2018

(In million of Argentine pesos)

6-	Consolidated Income Statements - Pro Forma

		03/31/18	03/31/17	Δ $	Δ %

	Revenues	30,698	24,124	6,574	27.3%
	Consolidated Operating Costs	(23,572)	(19,629)	(3,943)	20.1%
	Operating income	7,126	4,495	2,631	58.5%

	Net Financial results and results of equity in earnings from associates	(2,263)	22	-	-

	Net income before income tax expense	4,863	4,517	346	7.7%
	Income tax expense	(1,382)	(1,554)	172	-11.1%
	Net income	3,481	2,963	518	17.5%

	Attributable to:
	Controlling Company	3,460	2,946	514	17.4%
	Non-controlling interest	21	17	4	23.5%

	Operating income before D&A	11,793	8,481	3,312	39.1%
	As % of Revenues	38.4%	35.2%

	Net Financial results	03/31/18	03/31/17	Δ $	Δ %
	Financial expenses on debt
	Interest on debt	(534)	(407)	(127)	31.2%
	Exchange differences on debt	(2,008)	548	(2,556)	-
	Financial debt discounts on debt	(25)	(2)	(23)	-
	Other financial expenses on debt	37	9	28	-
	Total financial expenses on debt	(2,530)	148	(2,678)	-
	Other financial results, net
	Interest and gains on investments	290	224	66	29.5%
	Taxes and bank expenses	(354)	(256)	(98)	38.3%
	Exchanges differences on cash and cash equivalents	411	(38)	449	-
	Exchanges differences from other items	(203)	45	(248)	-
	Financial discounts on assets, debts and diverse	(6)	(15)	9	-60.0%
	Results for operations with notes and bonds	192	3	189	-
	Results from changes on fair value of financial instruments	-	(21)	21	-100.0%
	Interest on provisions	(101)	(72)	(29)	40.3%
	Quinquennial financial costs	(15)	(12)	(3)	25.0%
	Others	10	(24)	34	-141.7%
	Total other financial results, net	224	(166)	390	-
		(2,306)	(18)	(2,288)	-

7-	Breakdown of the Income Statements - Pro Forma

		03/31/18	03/31/17	Δ $	Δ %
	REVENUES FROM SERVICES	28,503	22,509	5,994	26.6%
	Mobile Services	10,945	9,357	1,588	17.0%
	Internet Services	7,153	5,045	2,108	41.8%
	Cable TV Services	6,666	4,962	1,704	34.3%
	Fixed Telephony and Data Services	3,625	2,873	752	26.2%
	Other revenues from services	114	272	-158	-58.1%

	REVENUES FROM EQUIPMENT SALES	2,195	1,615	580	35.9%

	REVENUES	30,698	24,124	6,574	27.3%

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TELECOM ARGENTINA S.A.
Consolidated information
First Quarter - Fiscal Year 2018
(In million of Argentine pesos)

8-             Consolidated Income Statements - as reported in FFSS

	03/31/18	03/31/17
Revenues	30,698	9,433
Employee benefit expenses and severance payments	(5,217)	(1,551)
Interconnection and transmission costs	(931)	(172)
Fees for services, maintenance, materials and supplies	(2,881)	(1,020)
Taxes and fees with the regulatory authority	(2,469)	(691)
Commissions and advertising	(1,709)	(449)
Cost of equipments and handsets	(1,525)	(56)
Programming and content costs	(2,145)	(1,207)
Bad debt expenses	(613)	(134)
Other operating income and expenses	(1,415)	(364)
Subtotal Operating costs before D&A	(18,905)	(5,644)
Operating income before D&A	11,793	3,789
Depreciation, amortization (‘D&A’) and impairment of PP&E	(4,667)	(941)
Operating income	7,126	2,848
Equity in earnings from associates	43	40
Financial expenses on debt	(2,530)	153
Other financial results, net	224	(164)
Net income before income tax expense	4,863	2,877
Income tax expense	(1,382)	(985)
Net Income	3,481	1,892
Attributable to:
Controlling Company	3,460	1,874
Non-controlling interest	21	18

14	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2018

(In million of Argentine pesos)

9-              Consolidated Income Statements - Pro Forma

	03/31/18	03/31/17	Δ $	Δ%
Revenues	30,698	24,124	6,574	27.3%
Employee benefit expenses and severance payments	(5,217)	(4,290)	(927)	21.6%
Interconnection and transmission costs	(931)	(933)	2	-0.2%
Fees for services, maintenance, materials and supplies	(2,881)	(2,438)	(443)	18.2%
Taxes and fees with the regulatory authority	(2,469)	(1,942)	(527)	27.1%
Commissions and advertising	(1,709)	(1,584)	(125)	7.9%
Cost of equipments and handsets	(1,525)	(1,237)	(288)	23.3%
Programming and content costs	(2,145)	(1,490)	(655)	44.0%
Bad debt expenses	(613)	(476)	(137)	28.8%
Other operating income and expenses	(1,415)	(1,253)	(162)	12.9%
Subtotal Operating costs before D&A	(18,905)	(15,643)	(3,262)	20.9%
Operating income before D&A	11,793	8,481	3,312	39.1%
Depreciation, amortization (‘D&A’) and impairment of PP&E	(4,667)	(3,986)	(681)	17.1%
Operating income	7,126	4,495	2,631	58.5%
Equity in earnings from associates	43	40	3	7.5%
Financial expenses on debt	(2,530)	148	(2,678)	-
Other financial results, net	224	(166)	390	-
Net income before income tax expense	4,863	4,517	346	7.7%
Income tax expense	(1,382)	(1,554)	172	-11.1%
Net Income	3,481	2,963	518	17.5%
Attributable to:
Controlling Company	3,460	2,946	514	17.4%
Non-controlling interest	21	17	4	-

15	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	May 11, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations